Mail Stop 3561

November 23, 2005

Alexander L. Bozzi, III
President, Chairman and Principal Financial Officer
236 Centerbrook
Hamden, CT 06518

> **Re:** **The Enlightened Gourmet, Inc.**
> **Registration Statement on Form 10-SB**
> **Filed November 1, 2005**
> **File No. 0-51597**

Dear Mr. Bozzi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your filing will become effective in 60 days from the date of filing, and that you will be required to file periodic and other reports from that date. Please consider withdrawing the registration statement before it goes effective if you are unable to comply with our comments within that time period.

Risk Factors, page 2

2. Please include in this section additional risk factors, including the lack of patent protection for your products, possible product liability claims, and regulatory risks.

3. Please delete the last sentence of each of the first three risk factor discussions, as each of these statements is offered to mitigate or qualify the risk being discussed.

4. Please revise paragraph 5 to identify all purposes for which you may require additional capital, such as manufacturing equipment, distribution arrangements, or other purposes, and to describe any sequence of events that appears likely in obtaining the financing you may need to reach these business goals. Identify also any difficulties you can reasonably anticipate in securing financing at each stage, and revise here and in the business discussion to eliminate the implication that you will necessarily have the type or amount of growth that would make the payment of slotting fees necessary or advisable.

5. Expand your risk factor disclosure regarding penny stock regulation to make clear that there is presently no market for your stock, and that one may not develop in any case, and include more germane sub-headings, to describe the effect of this regulation on any market that may develop. Please revise.

Description of Business, page 4

6. Please make clear in this section that you have had no sales or revenues to date. We note that you have an inventory of completed products. Please discuss the shelf life of your inventory and when you anticipate selling your product.

7. To better explain what you mean in the last paragraph on page 4 by your reference to the "similar ownership" of Milt & Geno's Frozen Desserts, please include a cross-reference to the "Certain Relationships and Related Transactions" section.

8. Please tell us how you were able to calculate that you will not be reliant on any single distributor for more than 10% of your projected sales, since the sales figures are estimates.

Absolutely Free Products, page 5

9. Please support, or state as opinion, the claims in this section regarding the qualities of your products, particularly including those in the first and second sentences in each of the two paragraphs under this heading at page 5.

Markets, page 8

10. Please furnish us copies of all materials from the International Ice Cream Association on which you are relying as the basis for the statistical claims in this section. Please confirm that 2003 is the latest year for which comparable statistics are available.

11. Please explain the significance of the category "novelty ice cream products" and state what entity established or regulates this category, if it is subject to regulation. Also, demonstrate by numerical example how your ice cream qualifies as "no fat." It is not clear, for example, how you can use your own brand as a reference, if you do not manufacture any ice cream that is not "low fat."

Sales and Distribution, page 9

12. Please delete the next to last sentence in this paragraph, unless you characterize as opinion both that the market for "Good for You" frozen desserts is increasing, and that you will share in this growth.

13. Please delete the sixth and seventh sentences of the first paragraph on page 10, unless you describe in detail how the McKinsey study was prepared and establish with specificity the relevance of this information to your products.

14. We note your disclaimer on your website that the reference to Weight Watchers and its Point System does not constitute a sponsorship or endorsement by them of your products. If you retain any references to Weight Watchers or its point system, you should also include a comparable disclaimer here, if it is applicable. We also note in this connection that you regard Weight Watchers as a potential competitor.

Manufacturing Process, page 11

15. Please discuss in more detail the nature of the manufacturing currently being done by Ellsworth Ice Cream and Nutmeg Farms, since it does not appear that any of the manufactured products are currently being sold, and that neither of these companies is operating under contract.

16. We note that you expect to have a "quality assurance person" on site at each manufacturing facility. Your disclosure under the employees caption does not specify whether you currently employee any quality assurance employees. Please clarify.

Competition, page 12

17. Please tell us in more detail how your products compete on the basis of the factors you have identified. For example, it appears that some of the competing product lines you have named have a wider selection of flavors.

18. Please clarify the extent to which patent protection or the protection of trade secrets is important in your business and how this may affect competition. Please explain more specifically how technology acquired from Milt and Geno's Frozen Desserts is expected to be helpful to you, indicating whether or not this involved any patented technology or trade secrets, and if so, the status of any assets and how you expect to protect them from infringement or disclosure. We have noted your statements at the caption "Proprietary Rights."

Plan of Operations, page 14

19. Please discuss fully your plan of operations for the next twelve months. Please discuss your expectations for initial sales of your products, any expected expenses that you will incur in the manufacture of your product and any significant increases in salaries. See Item 303(a) of Regulation S-B.

Liquidity and Capital Resources, page 14

20. Please discuss more fully your plans for raising capital beyond the end of 2005, and explain why your need for capital is related to a "greater than expected demand" and a "greater than anticipated market expansion," since it appears that you would be obliged to raise capital to fund its business goals after 2005 in any case.

Description of Property, page 15

21. Please confirm that you will update this disclosure when you enter into a lease.

Security Ownership of Certain Beneficial Owners and Management, page 15

22. All of the shares held by Beulah J. Celella should be attributed to Geno Celella, and those held by Geno Celella should be attributed to Beulah J. Celella. See Rule 13d-3 under the Securities Exchange Act of 1934. These persons may disclaim ownership of shares attributed to them in a footnote, if they wish.

23. Please include Alexander Bozzi, IV's ownership interest in of Marvanal in the table, instead of by footnote.

24. Please recompute ownership of all officers and directors as a group to include any holdings of Alexander Bozzi, IV, either directly or indirectly through shareholdings in Marvanal.

Directors, Executive Officers, Promoters and Control Persons, page 16

25. Please include the dates for each person's business experience. For example, you have included a significant number of positions that Alexander L. Bozzi, III held without including dates. Please revise throughout.

Certain Relationships and Related Transactions, page 19

26. Please clarify what consideration you paid for Milt &Geno's, if any, in addition to the assumption of liabilities.

27. Please discuss whether the fees paid to Nutmeg are comparable to fees you would pay an unaffiliated third party.

Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters, page 20

28. While the text on page 19 that follows the executive compensation table states that no form of compensation other than those shown in the table, including options, was paid, the fifth paragraph of this section suggests that some options were granted under your 2004 Stock Option Plan. Please reconcile, and provide any additional disclosure regarding options granted which may be required.

Consolidated Financial Statements, Page F-2

Report of Independent Registered Public Accounting Firm, page F-3

29. Please ask your auditor what consideration was given to making reference to substantial doubt about your ability to continue as a going concern in light of your going concern footnote disclosure, the history of net losses, operating cash outflows, lack of sales activity, and the absence of a credit facility. Alternatively, if further consideration of these operating conditions and management's plans leads your auditor to believe there is substantial doubt, please revise the audit report to include an explanatory paragraph to reflect that conclusion.

Consolidated Balance Sheet, page F-4

30. Please tell us how you determined your intangible assets have indefinite useful lives. See paragraph 11 of SFAS No.142.

Consolidated Statement of Stockholders' Equity for the Period June 25, 2004 (Date of Inception) to September 30, 2005, page F-6

31. We note a stock subscription agreement obligates you to register for sale under the Securities Act 8,045,000 common shares issued between January and June 2005. Please expand your disclosure to describe the terms and conditions that obligate you to register these shares. In the event you fail to register these shares, disclose whether the agreement contains liquidated damage clauses, how the damages are to be paid, and the amount, and whether these securities become freely transferable after the holding period under Rule 144 of the Securities Act of 1933. Also, tell us if the registration rights may be settled by physical, net share or net cash settlement options, the circumstances that affect the selection of available settlement options, and whether you or the investor holds the rights to select settlement options.

32. Please advise, or revise the 37.5 million common shares issued in the merger as reflecting $37,500 in par value rather than $25,000.

Note 4. Acquisition of Technology, page F-11

33. Please tell us how you acquired certain liabilities with a net value of $0. Include in your response the applicable characteristics of a liability discussed in paragraphs 36 through 41 of CON 6, as applicable.

Note 5. Stockholder Note Payable, page F-23

> 34. Please tell us how you recorded and accounted for the 333,333 warrants and expand your disclosure accordingly.

Exhibits

> 35. Please revise to include your stock subscription agreement as a material contract. See Item 601(b)(10) of Regulation S-B.

> 36. If you acquired Milt & Geno's pursuant to a written agreement, you should file this agreement pursuant to Item 601(b)(2) of Regulation S-B.

> 37. Please file any amendments to your articles of incorporation. We note that your balance sheet states that you are authorized to issue 150,000,000 shares of common stock but your articles authorize 65,000,000 shares. Please revise.

> 38. We note that you have not filed any agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-B. Please file any employment agreements and any other material agreements.

> 39. Please identify the appraiser of Milt & Geno's and provide a consent from the appraiser. Please provide us with the report to which you refer in note 2 on page F-8.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Enforcement Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister at (202) 551-3341, or Donna DiSilvio, Assistant Chief Accountant, at (202) 551- 3202 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Yarashus at (202) 551-3239, Ellie Quarles, Special Counsel, at (202) 551-3238, or me, at (202) 551- 3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director